Exhibit 4.6

Amendment Number 5, Section 6.01

to the

1996 Long-Term Incentive and Capital Accumulation Plan

RESOLVED, that the 1996 Plan is hereby amended as follows:

Section 6.01 of the 1996 Plan is amended by adding the following at the end of the first sentence of such Section:

, of which not more than 20% shall be available for the grant of Performance Shares under the Plan.

This Amendment Number 5, Section 6.01 was duly adopted and approved by the Board of Directors of BSB Bancorp, Inc. by resolution at a meeting held on the 24th day of February 2003.

/s/ LARRY G. DENNISTON
Larry G. Denniston Corporate Secretary